UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of	January 2006

Commission File Number	0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  ☒   Form 40 F  ☐

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release NR2006-01 January 17, 2006

DESCRIPTION:

Queenstake’s Fourth Quarter 2005 Operating Highlights on Track with Redevelopment Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEENSTAKE RESOURCES LTD.
(Registrant)

Date	January 17, 2006	By	“Dorian L. Nicol”“ (signed)
(Signature)

Dorian L. Nicol, President & CEO

N E W S R E L E A S E

News Release 2006-01	January 17, 2006
SEC file number 0-24096

Queenstake’s Fourth Quarter 2005 Operating Highlights
Remain on Track with Redevelopment Plan

Denver, Colorado – January 17, 2006 – Queenstake Resources Ltd. (TSX:QRL, AMEX:QEE)  reported that its Jerritt Canyon operations in northeastern Nevada produced 45,555 ounces of gold during the fourth quarter of 2005, in line with the redevelopment plan initiated in mid-August 2005. Gold production was 204,091 ounces for the full year 2005. Production for the quarter and the year was within the prior guidance provided.

Commenting on the operating performance, President and Chief Executive Officer of Queenstake Dorian L. (Dusty) Nicol said, “The Jerritt Canyon operations continue to improve under the redevelopment plan. We have seen that the scale back from operating two roasters to one at a time was the right decision to optimize the Jerritt Canyon operations. During the last five months of 2005, the Jerritt Canyon operations exceeded the redevelopment plan’s production estimate by approximately 1,200 ounces of gold.  During the fourth quarter, the 223,060 ore tons mined exceeded the redevelopment plan by 8%, while the 117,602 waste tons moved were 2% higher than the redevelopment plan. Entering the new year, we are well positioned at the mine and mill operations to achieve between 200,000 and 220,000 ounces of gold production in 2006.”

Gold sales were 46,828 ounces for the fourth quarter and 202,684 ounces for the year 2005. Operating costs and financial results for the fourth quarter and year 2005 will be reported by mid-March 2006. As a result of rising costs faced by the North American gold mining industry, including fuel, electricity, commodity and labor costs, cash operating costs are expected to be higher than prior guidance for the fourth quarter (previously projected at $370-$380 per ounce) and full year (previously projected at $380-$390 per ounce.) Fourth quarter cash operating costs are expected to be slightly above third quarter of 2005 cash operating costs of $401 per ounce. Of the increase compared with prior guidance, at least $25 per ounce is due directly to increased prices during the fourth quarter in electricity, propane, diesel and cement. For the full year 2005, cash operating costs are expected to be approximately $390 per ounce.

The redevelopment plan was implemented to match mill processing with a sustainable mining rate and to advance mine development, optimizing the Jerritt Canyon operations. In the fourth quarter, the average mill ore grade of 0.24 ounce of gold per ton (opt) or 8 grams per tonne (gpt) was a 14% improvement over both the third quarter and the first nine months of 2005. The average mill recovery in the quarter was 86.8%.  For the 2005 year, the average mill grade was 0.22 opt or 8 gpt and the average mill recovery was 86.6%.

Capitalized mine development of 2,412 feet (735 meters) was slightly ahead of the redevelopment plan during the fourth quarter. For the full year, capitalized mine development totaled 9,412 feet (2,867 meters) slightly exceeding the redevelopment plan.  A mining contractor remains at Jerritt Canyon, dedicated to underground development.

Queenstake Resources Ltd. is a gold mining and exploration company based in Denver, Colorado.  Its principal asset is the wholly owned Jerritt Canyon District in Nevada.  Jerritt Canyon has produced over seven million ounces of gold since 1981.  Current production at the property is from underground mines.  The Jerritt Canyon district comprises over 100 square miles of geologically prospective ground and represents one of the largest contiguous exploration properties in Nevada.

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For further information call:

Wendy Yang 303-297-1557 ext. 105

800-276-6070

Email – info@queenstake.com web – www.queenstake.com

Cautionary Statement – This news release contains “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various known and unknown risks and uncertainties.  Such forward-looking statements include, without limitation, (i) estimates and projections of future gold production and cash operating costs, (ii) estimates of savings or cost reductions and (iii) estimates related to financial performance, including cash flow.  Forward-looking statements are subject to risks, uncertainties and other factors, including gold and other commodity price volatility, political and operational risks, mine development, production and cost estimate risks and other risks which are described in the Company’s most recent Annual Report on Form 40-F on file with the Securities and Exchange Commission (SEC), as it may be updated in subsequent filings.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.